SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	July	2007

Commission File Number	001-12003

Meridian Gold Inc.

(Translation of registrant’s name into English)
9670 Gateway Drive Suite 200, Reno NV 89521

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F ☐     Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	Press Release, dated July 6, 2007.

Meridian Gold Inc.
9670 Gateway Drive, Suite 200
Reno, Nevada 89521
Phone: (775) 850-3777
Fax: (775) 850-3733
MERIDIAN GOLD ANNOUNCES SECOND QUARTER HIGHLIGHTS
Reno, NV — July 6, 2007 - Meridian Gold Inc. (“Meridian Gold” or the “Company”) (TSX:MNG) (NYSE:MDG) is pleased to announce operational highlights from the second quarter 2007.
Highlights during the second quarter include:
•	Consolidated gold production of 80,300 ounces of gold, 2.3 million ounces of silver, and 870 tonnes of zinc
•	Commenced production at the Company’s Rossi/Storm project with Barrick Exploration
•	Entered into a fully underwritten US$300,000,000 Revolving Credit Facility with UniCredit Group
•	Commenced work towards a pre-feasibility study at the Amancaya deposit south of El Peñón
•	Obtained two key environmental approvals at El Peñón
•	Continued Minera Florida expansion plans to bring total mill throughput to 65,000 tonnes per month and annual gold production to over 100,000 ounces by the end of 2008
•	Began metallurgical testing at the Company’s 56.7% Jeronimo JV project with CODELCO
Consolidated gold production for the second quarter totaled 80,300 ounces of gold, 2.3 million ounces of silver and 870 tonnes of zinc. At El Peñón, for the second consecutive quarter, production exceeded the Company’s internal budgets. For the quarter production was 13% better than forecasted and year-to-date, production was 14% greater than forecasted. During the second quarter, the mine experienced its highest quarterly silver production since the commissioning of El Peñón, reaching a record amount of 2.1 million ounces. During the second quarter, the Rossi/Storm mine poured its first gold, recorded approximately 8,200 ounces of gold (100% basis), and is on track to commence full production during the third quarter as planned. Minera Florida continued production on budget, producing 16,700 ounces of gold, 118,200 ounces of silver and 870 tonnes of zinc.
In addition to the strong production results, further operational developments at El Peñón were made during the second quarter. The mine received two key environmental permits for the planned expansion projects, including the authorization to increase mill processing up to 3,500 tonnes per day, and the authorization for full mining production at Fortuna. Also, during the month of June, 5,000 tonnes of ore were mined from the Fortuna vein. The processing plant operated at a record 2,845 tonnes per day, and the underground mine produced at a record 2,588 tonnes of ore per day. At the Amancaya deposit, which is located 120 kilometers south of the core El Peñón area, the Company initiated a pre-feasibility study in order to evaluate the economical extraction methods for this deposit. Finally at El Peñón, the exploration team drilled 13 holes into a potential vein system, Esmarelda.
At Minera Florida, the expansion is on track, the environmental permits were submitted to the governmental agencies during the second quarter, and the new grinding mill and flotation cells were ordered and are expected to arrive on site in October.
At Jeronimo, metallurgical testing commenced in full force in order to advance this project on a faster than planned schedule. Management is expecting to have indication results available for release during the third quarter.

Edgar Smith, Meridian’s Vice President of Operations, commented, “I am pleased to report that during the second quarter, the teams in Chile continued to make progress with the operational excellence initiatives at both El Peñón and Minera Florida. It is extremely satisfying to see the initiatives underway and new production records being met. I am pleased with the progress on the expansion plans and am looking forward to an active remainder of the year.”
During the second quarter, the Company also entered into a fully underwritten Revolving Credit Facility with UniCredit Group for US$300,000,000. The facility term is set for 5 years and carries an interest rate of LIBOR plus an interest margin ranging from 120 basis points up to a maximum of 170 basis points. The facility will be used for general corporate purposes and additional liquidity as the Company continues to grow annual production to one million ounces per annum.
“The second quarter was another quarter of operational success, as we continued our efforts towards operational efficiency and expansion at the operating mines. I am particularly pleased with the results from El Peñón,” commented Ed Dowling, Meridian’s President and CEO. “We continue to work diligently towards creating the Premier Value Gold Company.”
Second Quarter Conference Call
Meridian Gold is hosting a simultaneous live webcast of its conference call on Wednesday July 25, 2007, at 9:00 a.m. EDT through Thomson/CCBN. If you would like to listen to our conference call, you may dial (888) 825-3209 in the United States or Canada, and (617) 213-8061 from other international locations. Passcode #23121153. All participants will be required to register with the operator. If you would prefer to follow the presentation on the web, go to the Company’s home page at www.meridiangold.com and click on the link under Calendar of Events. There will be a slide show available in conjunction with the call, which will also be available for viewing on the Meridian Gold website. You will need to have Windows Media Player installed on your computer and you will also be required to complete a registration page in order to log on to the webcast. For those whose schedules do not permit participation during the call, or for those who would like to hear the discussion again, a replay will be available for one week following the call by dialing toll-free (888) 286-8010 or internationally (617) 801-6888. Passcode # 84056863. The webcast will be available for three months on Meridian Gold’s website.

Meridian Gold Inc. is a different kind of gold company. The focus is on profitability, and the quality of the ounces produced, not the quantity of ounces produced. The quality of these ounces is measured by the value delivered to all stakeholders during the process; including all shareholders, employees and the communities and environment in which Meridian lives and operates.
CAUTIONARY STATEMENT
Certain statements in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performance or achievements or other events expressly or implicitly predicted by such forward-looking statements. When used herein, words such as “anticipate”, “estimate”, “believe”, “expect”, “predict”, “plan”, “should”, “may”, “could” and other similar expressions are intended to identify forward-looking statements. Such risks, uncertainties and other factors include those set forth in the Company’s Annual Information Form and other periodic filings. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, changes in the dollar exchange rate, mining industry risks, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known reserves, uncertainty as to calculations of reserves, mineral deposits and grades, requirement of additional financing, uninsured risks, risk of impairment of assets, risk of hedging strategies, competition, and dependence on key management personnel. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.
The Company’s filings with the securities regulatory authorities in Canada are available at www.sedar.com and its

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filings with the U.S. Securities and Exchange Commission are available at www.sec.gov through EDGAR.
For further information, please visit our website at www.meridiangold.com, or contact:

Krista Muhr Senior Manager, Investor Relations	Tel: (800) 572-4519 Fax: (775) 850-3733
E-mail: krista.muhr@meridiangold.com

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Meridian Gold Inc.
(Registrant)
Date: July 6, 2007	By:	/s/ Peter C. Dougherty
		Name:	Peter C. Dougherty
		Title:	Vice President Finance & Chief Financial Officer